Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kura Sushi USA, Inc.:

We consent to the use of our report dated November 17, 2020, with respect to the balance sheet of Kura Sushi USA, Inc. as of August 31, 2020, the related statements of operations, stockholders’ equity, and cash flows for the year ended August 31, 2020, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the financial statements refers to a change in the method of accounting for the recognition, measurement, presentation and disclosure of leases as of September 1, 2019 due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases, and the amendments in ASUs 2018-01, 2018-10, and 2018-11.

/s/ KPMG LLP

Irvine, California

May 7, 2021